MDB Capital Group LLC

2425 Cedar Springs Road

Dallas, Texas 75201

May 10, 2016

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-1
Registration No. 333-208694

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, as representative of the several underwriters, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m., Washington, D.C. time, on May 13, 2016, or as soon thereafter as practicable.

Very truly yours,

MDB CAPITAL GROUP LLC

By:	/s/ Gary Schuman
Name: Gary Schuman
Title: CFO & CCO